Exhibit 3.5

CERTIFICATE OF AMENDMENT
OF
THE BYLAWS
OF
EVOLUS, INC.,
a Delaware corporation

Article III, Section 2, of the Bylaws of Evolus, Inc. (the “Corporation”) was further amended by a resolution duly adopted by the Board of Directors of the Corporation on January 5, 2018, to read as follows:
“Section 2. Number and Election of Directors
Subject to any limitations in the Certificate of Incorporation, the authorized number of directors of the Corporation shall be not less than one (1) nor more than seven (7) directors, as determined from time to time by the Board of Directors by adopting a resolution to that effect, with the initial number of authorized directors to be set at seven (7). Directors shall be elected at each annual meeting of stockholders to replace directors whose terms then expire, and each director elected shall hold office until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. Any director may resign at any time effective upon giving written notice to the Board of Directors or the Secretary of the Corporation, unless the notice specifies a later time for such resignation to become effective. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor prior to such effective time to take office when such resignation becomes effective. Directors need not be stockholders.”